Exhibit 3.1

[Company Letterhead]

May 28, 2022

Mr. De Lyle W. Bloomquist

P.O. Box 1867

Cave Creek AZ 85327

Sent via email

Dear De Lyle:

I am pleased to confirm the terms and conditions of your employment with Rayonier Advanced Materials Inc. (“RYAM” or the “Company”) as President and Chief Executive Officer reporting to Lisa M. Palumbo, Chair of the Company’s Board of Directors (the “Board”). Your position will be located in Jacksonville, Florida. As a result of your appointment as President and Chief Executive Officer, while you will continue to serve as a member of the Board, you will no longer be Chair of the Board, and your committee participation will be limited to the Finance and Strategic Planning Committee.

This agreement and your appointment as President and Chief Executive Officer will be effective as of your date of hire on May 28, 2022.

Compensation/Bonus Program

Your starting base salary for this position will be payable in semi-monthly payments of $41,666.67, less applicable withholdings and deductions (annualized equivalent of $1,000,000), subject to annual review by the Compensation and Management Development Committee (the “Committee”) in its sole discretion.

This offer includes participation in any Annual Cash Incentive Program as the Committee may establish under the Corporate Bonus Plan with a target bonus of 100% and a payout potential between 0% and 200% of target. Please note that any payouts under the Annual Cash Incentive Program are based on achievement of certain performance criteria as determined by the Committee, are discretionary and are not guaranteed and are otherwise subject to the terms and conditions of the program. To be eligible for a bonus, you must be employed by the Company when the bonus is paid, and, with respect to the 2022 performance year, any annual cash incentive awarded to you will be prorated for the portion of the 2022 performance year from and after your

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com

date of hire. Following your hire date, you will not be eligible for any additional compensation under the plans and programs applicable to non-employee directors of RYAM, although you will continue to vest in any RYAM equity awards granted to you prior to your hire date based on your continued service as a member of the Board while serving as an executive officer of RYAM.

Annual Equity

An important aspect of RYAM’s pay for performance philosophy is the utilization of long-term incentive programs. As such, you will be eligible to receive long-term incentive awards in the discretion of the Committee. The value of your equity grant for the 2022 Long-Term Incentive Program will be $2,500,000 (the “2022 LTI Award”), with such awards to have the same terms, and conditions, and be based on the same per share valuation, that applied to the 2022 long-term incentive awards granted to the other named executive officers of RYAM on March 1, 2022 and to be granted in July 2022, including with respect to vesting.

The following components of the 2022 LTI Award will be granted as of your date of hire: (i) 130,209 RYAM shares in respect of time-based vesting restricted stock units (“RSUs”); (ii) 54,254 RYAM shares in respect of performance shares; (iii) $312,500 in respect of a performance-based cash award (measuring relative TSR); and (iv) 83,753 RYAM shares in respect of the leveraged performance units. The remaining portion of the 2022 LTI Award, consisting of a performance share award in respect of RYAM shares with a grant date value of $312,500 and $312,500 in respect of a performance-based cash award, will be granted at the same time in July 2022 as similar awards under the 2022 Long-Term Incentive Program are granted to the other named executive officers of RYAM.

The performance criteria along with the vesting requirements and other terms and conditions of the 2022 LTI Award will be the same as those applicable to the awards granted to other named executive officers under (and shall be governed by) the 2022 Long-Term Incentive Program. Time-based RSUs will be scheduled to cliff-vest on the third anniversary of March 1, 2022, and performance shares and/or performance cash units will vest and be paid out following the completion of a three-year performance period as provided in the award document. The leveraged performance units will have such terms and conditions as the Committee established for the other named executive officers at the time of their March 1, 2022 grant. All long-term incentive awards are subject to the terms of RYAM’s 2021 Incentive Stock Plan and award agreements and documents evidencing such awards.

You will be eligible for future long-term incentive awards as determined by and pursuant to the terms established by the Committee.

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com

Vacation

Based on and subject to the terms of RYAM’s vacation policy, you will be eligible for four weeks of vacation based on your experience equivalent. The vacation year begins on January 1st of each year, and a copy of RYAM’s Vacation Policy, HR 13.0 has been included in your offer packet.

Relocation

RYAM will provide you with a relocation benefit consisting of a lump-sum payment of the net amount of $25,000 to cover relocation expenses, such as temporary living. You will also be eligible to receive other incidental relocation benefits related to the movement of household goods under the terms of the RYAM Relocation Practice HRP 7.0, subject to review and approval by RYAM.

Should you voluntarily leave RYAM or be terminated by RYAM for Cause, as defined in the Rayonier Advanced Materials Inc. Amended and Restated Executive Severance Pay Plan as currently in effect, within two years of the later of (i) your date of hire or (ii) the payment date of final relocation expenses by RYAM or the company’s representative, Sterling Lexicon, where “payment date of final relocation expenses” is defined as the final payment of miscellaneous expenses in excess of $5,000, all relocation expenses must be repaid to the company prior to the last day as a RYAM employee.

Benefits Programs

RYAM provides a comprehensive and competitive benefits package designed to help employees plan for their future. Information on these programs is enclosed in the offer packet. As a RYAM salaried employee, you will be eligible to participate in the various plans and policies comprising the RYAM Benefits Program, including the Rayonier Advanced Materials Inc. Non-Change in Control Executive Severance Plan (a copy of which is included in your offer packet), upon your date of hire, subject to all plan and policy terms, conditions and eligibility requirements.

In addition to the standard non-change in control severance plan, you will participate in the Rayonier Advanced Materials Change in Control Executive Severance Plan as a Tier I executive. The terms and conditions are reflected in the copy of this Plan included in your offer packet.

You will also be eligible to participate in the executive perquisites program as may be in effect from time to time that currently provides for an age-based executive medical program which is currently through the Mayo Clinic as well as a financial planning reimbursement program of up to $25,000 per year for eligible expenses. Your participation in these programs will start on your hire date.

An employee services specialist will review the benefit plans in detail with you upon your hire date.

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com

Intellectual Property Statement

Just as RYAM’s intellectual property is important to the Company, we respect the intellectual property rights of other companies and individuals; including those you previously worked for or are working for prior to your joining RYAM. Thus, while we extend this job offer to you based on our understanding of your prior work experience, job knowledge, abilities and expertise, you are not expected and, in fact, you are not permitted to bring any intellectual property of any prior employer with you to use in your position with RYAM. If you have any questions about this requirement, please contact me for further clarification.

Contingencies

Please be aware that this offer is also contingent upon your execution of the enclosed Covenant Against Disclosure and Assignment of Rights to Intellectual Property and Supplemental Terms Agreement in connection with the 2022 LTI Award grant, which is related to limiting your conduct that is detrimental to RYAM’s interests, including provisions related to non-competition. The consideration for the limits placed upon you are the terms provided in this offer, including the 2022 LTI Award grant. You will be asked to renew the Supplemental Terms Agreement with each subsequent equity grant that you receive.

Please return the original signed Covenant Against Disclosure and Assignment of Rights to Intellectual Property and Supplemental Terms Agreement to Rayonier Advanced Materials Inc., Attn: Jay Posze, 1301 Riverplace Blvd, Suite 2300, Jacksonville, FL 32207.

As required by federal law, this offer is contingent on your ability to document your authorization to work in the United States. Most people meet this requirement the first day of work by presenting a U.S. passport or a Social Security card and a form of identification that includes a picture, generally a driver’s license. We ask that you bring the necessary documentation for completion of the I-9 form on your first day of employment.

Clawback

Amounts payable to you pursuant to this agreement and the referenced programs and plans shall be subject to any clawback or recoupment policy of the Company as may be in effect from time to time or any other clawback or recoupment agreement or arrangement applicable to you.

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com

Absence of Conflicts; Competition with Prior Employer

This offer is contingent on the fact that there is nothing outstanding, including any non-disclosure or non-competition agreement with, or any obligations to, any former employer or other party which would prevent or restrict in any way your ability to perform your job responsibilities. You represent that your performance of your duties under this agreement will not breach any other agreement to which you are a party. You agree that you have disclosed to the Company all of your existing employment and/or business relationships, including, but not limited to, any consulting or advising relationships, outside directorships, investments in privately held companies, and any other relationships that may create a conflict of interest. You are not to bring with you to the Company or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties. Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

Arbitration

To the fullest extent permitted by law, any dispute or controversy arising under or in connection with this agreement or otherwise arising between you and the Company, that cannot be mutually resolved by the parties, shall be settled exclusively by arbitration in Jacksonville, Florida. Such arbitration shall be conducted in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association (the “AAA”) before one arbitrator, who shall be selected jointly by the parties, or if the parties cannot agree on the selection of the arbitrator, shall be selected pursuant to the rules of the AAA. All costs of arbitration, including each party’s reasonable attorneys’ fees and costs, shall be borne by the unsuccessful party or, at the discretion of the arbitrator, shall be prorated between the parties in such proportions as the arbitrator determines to be equitable and shall be awarded as part of the arbitrator’s award. Nothing herein shall prohibit the Company from seeking injunctive or equitable relief from the state or federal courts of Florida, in an effort to prevent an actual or threatened breach of this agreement, including the attached Covenant Against Disclosure and Assignment of Rights to Intellectual Property, or in an effort to obtain specific performance of the terms and conditions of this agreement or the Covenant Against Disclosure and Assignment of Rights to Intellectual Property, and Supplemental Terms agreement. With respect to any such legal action, the parties agree to be subject to personal jurisdiction in the state and federal courts located in the State of Florida. This Paragraph shall be governed by and interpreted in accordance with the Federal Arbitration Act (“FAA”).

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com

Miscellaneous

Employment at Will. Please note that this is an offer of employment without a specific term or time period of employment, as RYAM is an “at will” employer. This means that neither you nor the Company is bound to continue the relationship if either chooses, and employment may be terminated at any time with or without cause or notice by the employee of the Company. Upon your termination of employment for any reason (unless otherwise agreed in writing by the Company), you will be deemed to have resigned, without any further action by you , from any and all officer and director positions that you, immediately prior to such termination, held with the Company or any of its affiliates, including the Board.

Amendment; Waiver. This agreement may not be modified or amended except in writing signed by the parties. No term or condition of this agreement will be deemed to have been waived except in writing by the party charged with waiver. A waiver will operate only as to the specific term or condition waived and will not constitute a waiver for the future.

Assignment. The Company may assign this agreement to any successor to all or a portion of the business and/or assets of the Company, provided, that in the event of such an assignment, the Company will require such successor to expressly assume and agree to perform this agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

Governing Law. This agreement will be governed by the laws of the State of Florida without reference to conflict of law provisions.

Code Section 409A. Although the Company does not guarantee to you any particular tax treatment relating to the payments and benefits under this agreement, it is intended that such payments and benefits be exempt from, or comply with, Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and this agreement will be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

Entire Agreement; Severability. You acknowledge and agree that this agreement constitutes the entire agreement and understanding between the Company and you with respect to the subject matter of this agreement, and supersedes any and all prior understandings, commitments, obligations and/or agreements, whether written or oral, with respect thereto. In the event that any provision of this agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this agreement shall continue in full force and effect without said provision.

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com

Your official acceptance of this agreement can be communicated by signing below.

Very Truly Yours,

James L. Posze Jr.

Chief Administrative Officer and Senior Vice President, Human Resources

(904) 357-3773

I accept the terms and conditions as outlined in this agreement, including the obligations to repay the relocation expenses should I voluntarily leave Rayonier Advanced Materials employment before the deadlines defined above.

/s/ De Lyle W. Bloomquist

De Lyle W. Bloomquist 5/28/2022

Date Signed

CORPORATE HEADQUARTERS

1301 Riverplace Blvd., Suite 2300 • Jacksonville, FL 32207

904-357-3773 • jay.posze@rayonieram.com •www.RayonierAM.com